UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

William L. Cornog
c/o Wengen Alberta, Limited Partnership
c/o Laureate Education, Inc.
650 South Exeter Street
Baltimore, Maryland 21202

with a copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 W. Monroe Street
Chicago, Illinois  60661
Telephone: (312) 902-5493
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	13D
1	NAME OF REPORTING PERSON
Wengen Alberta, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
112,102,116*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
112,102,116*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAME OF REPORTING PERSON
Wengen Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
112,102,116*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
112,102,116*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
112,102,116*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 518613203	13D

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by Wengen Alberta, Limited Partnership (“Wengen”) and Wengen Investments Limited (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2017,  as amended by Amendment No. 1 and Amendment No. 2 to such Schedule 13D filed on April 25, 2018 and November 15, 2018, respectively (as so amended, the “Statement”). This Amendment No. 3 is being filed by the Reporting Persons to report the sale by Wengen of 14,087,500 shares of the Issuer’s Class A Common Stock in an underwritten public offering. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

On November 20, 2018, Wengen as the sole selling stockholder, consummated its sale of 12,250,000 shares of Class A Common Stock (the “Firm Shares”), plus an additional 1,837,500 shares of Class A Common Stock pursuant to an option granted to the underwriters (the “Optional Shares”), all upon conversion of an equal number of shares of Class B Common Stock held by the Wengen, in an underwritten public offering (the “November 2018 Offering”) as contemplated by the Underwriting Agreement (as defined below) and set forth in the final prospectus supplement filed by the Issuer with the SEC on November 16, 2018, (the “Supplement”) under the Issuer’s registration statement on Form S-3 (File No. 333-224405). After deducting underwriting discounts and commissions, the Selling Stockholders received net proceeds (before expenses) of $ 189,336,000 (or $13.44 per share) from the sale of the Class A Common Stock. Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and BMO Capital Markets Corp. (collectively, the “Representatives”) acted as the representatives of the underwriters in the November 2018 offering. For additional information regarding the Underwriting Agreement, see Item 6 below.

Of the shares sold by Wengen in the November 2018 Offering, such shares were sold on behalf of certain direct and indirect investors in Wengen as follows: 10,147,425 shares on behalf of Bregal Europe Co-Investment Limited Partnership (“Bregal Europe”) as an investor in Laureate Co-Investors II Limited Partnership, Laureate Co-Investors III Limited Partnership, Laureate Co-Investors IV Limited Partnership and Laureate Co-Investors V Limited Partnership (collectively, the “Sterling Co-Investment Funds”); 947,981 shares on behalf of Bregal Europe (excluding the shares being sold on its behalf as an investor in the Sterling Co-Investment Funds); and 2,992,094 shares on behalf of the Citigroup Capital Partners II Employee Master Fund, L.P. and Co-Investment (Laureate) LLC. The net proceeds from this offering will be distributed to such funds in accordance with the Eighth Amended and Restated Limited Partnership Agreement of Wengen and, to the extent applicable, other relevant organizational and other documents governing the distribution of such proceeds.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Statement are hereby amended and restated to read as follows:

CUSIP No. 518613203	13D

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons may be deemed to beneficially own, in the aggregate, 112,102,116 shares of Class A Common Stock, which represents, in the aggregate, approximately 51.4% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of Wengen’s ownership of 112,102,116 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of Wengen GP or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP, and with respect to voting on certain matters and disposition of such securities, subject to certain limitations, such powers will be exercised by Wengen GP at the direction of each underlying investor in Wengen, in each case, with respect to a number of shares representing its pro rata interest in Wengen.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6. As set forth in the Supplement, an aggregate of 589,830 shares of Class B Common Stock was subject to such voting proxy as of September 30, 2018.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 217,843,833 shares of Class A Common Stock, which includes (1) 103,904,217 shares of Class A Common Stock outstanding as of November 20, 2018, as set forth in the Supplement, plus an additional 1,837,500 Optional Shares as of that date and (2) 112,102,116 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen. The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

The filing of this Statement shall not be construed as an admission that either Wengen or Wengen GP is the beneficial owner of any securities covered by this Statement.

The Wengen Investors and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

CUSIP No. 518613203	13D

(c) Except as set forth in Item 4, no Reporting Person has effected any transaction in the Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The Selling Stockholder agreed to sell to the underwriters, and the underwriters agreed to purchase from the Selling Stockholder, the Firm Shares and the Optional Shares at a purchase price of $13.44 per share, pursuant to, and subject to the terms and conditions of, an Underwriting Agreement (the “Underwriting Agreement”), dated November 15, 2018, entered into by Wengen (as the Selling Stockholder), the Issuer and the Representatives, as representatives of the underwriters named in Schedule A to the Underwriting Agreement.

The description of the Underwriting Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit K to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit K.	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on November 21, 2018).

CUSIP No. 518613203	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2018

WENGEN ALBERTA, LIMITED PARTNERSHIP

By:	Wengen Investments Limited, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Director

WENGEN INVESTMENTS LIMITED

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Director